October 3, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Ms. Linda Cvrkel
Ms. Effie Simpson
Ms. Lyn Shenk

Re:	Consolidated Graphics, Inc.
Form 10-K for the year ended March 31, 2012
Filed June 1, 2012
File No. 001-12631

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments in your letter dated September 19, 2012, regarding your review of the aforementioned filing with the Securities and Exchange Commission (“Commission”).  For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and your comments are in italics.

Form 10-K for Fiscal Year Ended March 31, 2012

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Analysis of Consolidated Income Statements for Fiscal Year 2012 as Compared to Fiscal Year 2011 and

Analysis of Consolidated Income Statements for Fiscal Year 2011 as Compared to Fiscal Year 2010, page 19

1.  We note that your current discussion of your results of operations includes only a discussion of changes in gross profit and does not include a discussion of the facts and circumstances responsible for changes in the Company’s costs of sales. Since gross profit is impacted by both changes in the levels of both sales and costs of sales, please revise to include a detailed discussion of factors responsible for changes in the Company’s costs of sales. Such discussion should include a discussion of the factors that caused any of the component costs comprising costs of sales to materially fluctuate during the periods presented in the Company’s financial statements.

Response

In future filings, we will expand the discussion to include the facts and circumstances responsible for cost of sales fluctuations, including a discussion of the factors that caused material fluctuations in components of cost of sales.

The Form 10-K filed for the year ended March 31, 2012 includes the following:  “Gross profit margin (gross profit divided by revenues) declined to 23.4% in 2012 compared to 24.5% in 2011 as a result of a less favorable selling price environment and higher fixed costs as a percentage of revenue, such as facilities and depreciation, due in large part to our technology investments.”

We will include the following discussion in our Form 10-K for the year ending March 31, 2013: Cost of sales as a percentage of sales increased 1.1% to 76.6% from 75.5%. This increase was caused by a less favorable selling price environment and higher fixed cost of sales as a percentage of sales including an increase in facilities costs and an increase in depreciation expense, primarily due to technology investments. For these same reasons, gross profit margin decreased 1.1% from 24.5% in 2011 to 23.4% in 2012.

Note 2. Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page34

2.  We note from the Company’s revenue recognition policy and from the disclosure elsewhere in the Form 10-K that the Company’s revenues include revenue from the sale of customized printed documents for customers and from the provision of distribution services including fulfillment and mailing services for printed materials, and technology solutions that enable customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities as well as crossmedia capabilities that allow your customers to supplement the message of their printed materials through other media such as the internet email or text messaging. As these appear to represent distinctly different types of services, please revise the notes to the Company’s financial statements to disclose the amount of revenues derived from each type of service for each period presented in your statement of income. Refer to the disclosure requirements outlined in ASC 280-10-50.

Response

We acknowledge your comment on this matter and are familiar with ASC 280-10-50-40. We note that this guidance states “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.”

We are organized as a holding company of 70 distinct printing businesses that are each individually focused on providing a comprehensive but single, service to our customers — commercial printing.  Our fulfillment and mailing services, technology solutions, and cross media capabilities are an integral part of our commercial printing service and, although we have separate pricing for these services and sell them periodically on a stand-alone basis, these services are principally provided to customers who also utilize our printing services.  We discuss these print-related services to provide our reader a broader picture of our capabilities.  We do not believe the disclosure of revenues for each of these print related services is required because all of these services are included in our commercial printing service which we consider to be a group of similar products and services as outlined in ASC 280-10-50-40. Although not tracked on a consolidated basis, we estimate that sales of these print related services are collectively less than 5% of revenue.

Note 3. Acquisitions, page 38

3.  We note from the disclosure included in Note 3 that during fiscal 2010, the Company paid cash totaling $5,500 to acquire the remaining interest in a consolidated subsidiary. We also note that the purchase price of $5,500 plus transaction costs were recorded directly to shareholder’s equity, net of a deferred tax benefit of $2,160. As it appears that this transaction represents the acquisition of a minority interest, please explain why no separate amount attributable to the minority interest was reflected in the Company’s statement of shareholders’ equity or statement of operations for fiscal 2010.

Response

The fiscal 2010 transaction does represent the acquisition of the remaining interest in a consolidated subsidiary.  net income for this interest was less than 1% of consolidated net income in fiscal 2010.  Equity for this interest prior to the acquisition was less than 1% of consolidated shareholders’ equity. These amounts were not disclosed separately in the statement of operations or statement of shareholders’ equity due to immateriality.  This was our only less than 100% owned consolidated subsidiary in fiscal 2010.

In connection with responding to the Commission’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of future filings based on the comments you have provided.  Please feel free to call me at 713-339-5756 if you have any questions regarding this response.

Sincerely,

CONSOLIDATED GRAPHICS, INC.

/S/ Jon C. Biro

By:	Jon C. Biro
Executive Vice President,
Chief Financial and Accounting Officer
(Principal Financial and Accounting Officer)

cc:	Ricardo Garcia-Moreno
Haynes and Boone, LLP

Matt Malinsky
KPMG, LLP